Exhibit 99.2

14 March 2018

Disclosure Under Listing Rules 3.10.5A and 7.1A.4(b)

Immutep Limited (ASX:IMM) (the Company) by Appendix 3B lodged today, confirmed the issue of 326,192,381 fully paid ordinary shares.

In accordance with Listing Rules 3.10.5A and 7.1A.4(b), the Company makes the following disclosures:

a)	The dilutive effect of the offer on existing shareholders of the Company is as follows:

	Shares on issue	Dilution
Fully paid ordinary shares (‘Shares’) on issue pre-placement	2,399,329,199
Shares issued under LR 7.1	86,259,462	3.17%
Shares issued under LR 7.1A	239,932,919	8.80%
Total Placement	326,192,381	11.97%
Total Shares on issue post issue	2,725,521,580	—

b)	The Company issued shares as a placement to the participating institutional & sophisticated investors as it considered this the most efficient mechanism for raising funds at the time.

c)	The placement was not underwritten.

d)	Total fees and costs incurred in connection with the placement are estimated at $10,000.

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Immutep Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com         ABN: 90 009 237 889